Mail Stop 4561

                                                      September
15,
2005

BGI`s Product Management Team, Intermediary Investors
    and Exchange-Traded Products Department
c/o Barclays Global Investors International, Inc.
45 Fremont Street
San Francisco, California  94105

Re:	iShares GSCI Commodity-Indexed Trust
	iShares GSCI Commodity-Indexed Investing Pool LLC
	Amendment No. 1 to Registration Statement on Form S-1
	Registration No. 333-126810
	Filed August 18, 2005

Dear Sirs/Mdmes:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We consider the sale of shares by the Trust to the Initial Purchaser and to the Authorized Participants and the resale of these shares by the Initial Purchaser and the Authorized Participants to investors as one offering by the Trust through the Initial Purchaser and the Authorized Participants, which are acting as underwriters. Please confirm to us that the Initial Purchaser and the Authorized Participants will distribute this prospectus in connection with their sales to other investors. Also, please revise your document, including the prospectus cover page and the Plan of Distribution, to clearly describe the terms of the offering to persons who purchase your shares from the Authorized Participants. Please ensure that the material terms of those offerings, including the offering price, is clearly disclosed.

2. We note that the offering includes sales of shares by the Trust to
Authorized Participants at prices to be determined by the Trust, and sales by the Initial Purchaser and the Authorized Participants to investors at prices to be determined by such Initial Purchaser and Authorized Participant, respectively. Please provide an analysis of whether this offering should be viewed as an at-the-market-offering for purposes of Rule 415(a)(4).

3. Please provide an analysis of whether this offering should be viewed as a delayed offering subject to the requirements of Item 415(a)(1)(x). Your analysis should address both the offering to Authorized Participants and the offering to persons who purchase shares from the Authorized Participants. Your analysis should also address whether Authorized Participants may purchase shares from the
Trust and then hold such shares for a period of time prior to offering them to other investors.

4. We note the disclosure concerning your redemption procedure on page 5. Please provide us a detailed analysis regarding the applicability of the tender offer rules to the share redemption program. Refer to Rule 13e-4 and Regulation 14E of the Exchange Act.

5. We note that the Investment Pool is organized as an LLC.
Please
provide the information described in Industry Guide 5 with respect to the Investment Pool.

6. Please provide us with a complete copy of any sales material, including all illustrations and other inserts, in the form you expect to distribute to investors in accordance with Release No. 33-6900 and by analogy to Item 19D of Guide 5. We may have further comment after we receive your materials.

7. It appears that the Trust and the Investing Pool may be investment companies as defined under the Investment Company Act of 1940. Please provide us with a written explanation within 30 days of receipt of this letter as to why you believe that neither the Trust nor the Investing Pool is an investment company subject to registration and regulation under the Investment Company Act.

8. Please revise to include management`s discussion and analysis related to your planned operations. At a minimum, your discussion should include the impact that your significant accounting estimates, liquidity and capital resources, market risk and credit risk will have on your financial condition, changes in financial condition and results of operations. Refer to Item 303 of Regulation S-K and SEC
Release 33-8350.

Prospectus Cover Page

9. Please disclose the offering price of the Shares to the Initial Purchaser, the Authorized Participants and other investors. If it is impracticable to disclose the offering price, disclose the method or formula by which the price is to be determined. Refer to Item 501(b)(3) of Regulation S-K.

10. Please reduce your use of defined terms on the cover page and in
the summary section.  Also, please limit the cover page to
information that is required by Item 501 of Regulation S-K or is otherwise key to an investment decision.  See our Plain English
Handbook available at         .

11. It is not apparent why you have provided the recent settlement price for a CERF. Please remove from the cover page or advise us why this information required by Item 501 or key to an investment decision.

12. We note that the Initial Purchaser has agreed to purchase shares.
Please advise us how this transaction complies with or is exempt from
Section 5 of the Securities Act. If you are relying on the exemption provided by Section 4(2) and Regulation D of the Securities Act, please provide an analysis as to why this transaction should not be integrated with the public offering.

13. Please revise to expressly state that Authorized Participants who purchase Baskets will be entitled to redeem those shares while investors who purchase from the Authorized Participants will not. Also, please state, if true, that the Initial Purchaser will have no redemption right.

Prospectus Summary
14. We note your disclosure on page 4 regarding the advantages of an investment in the shares. If you retain this disclosure in the summary, please also include a balancing summary of the most significant risks.

Investment Objective, page 3
15. Based on the disclosure on page 3, it appears that the investment pool margin account may be invested in securities other than U.S. Treasuries, even though the Index assumes an investment in U.S. Treasuries. Please disclose in the summary the limits, if any, on the types of investments that may be made in the margin account.

16. Please disclose when you expect the shares to be listed

The Offering, page 5
17. Please state the amount of shares you are offering.

18. We note your disclosure regarding net asset value. Please disclose the method, if any, by which shareholders will be apprised of the per share net asset value and how often the information will be updated.

Risk Factors, page 10

19. Please revise your risk factor subheadings so that they indicate the specific risk you are describing. Currently, a number of the subheadings merely state a fact with no reference to the associated risk.

The value of the Shares depends on the value of the CERFs..., page
10

20. Please revise the first bullet to more clearly explain how an increase in producer hedging activity could impact the shares.

Suspensions or disruptions of market trading in the commodities markets and related futures markets may adversely affect the value of your Shares, page 10

21. Please disclose how market limits impact your calculation of NAV.

The trading of CERFs presents risks unrelated to the GSCI-ER, page
14

22. Please disclose examples of activities of market participants that could adversely affect the correlation between the value of the
CERFs and the level of the GSCI-ER.

The "rolling" of the Investing Pool`s position in CERFs..., page
13

23. Please clarify whether all CERFs held by the Investing Pool prior to rolling will have the same expiration date, or whether the Investing Pool will purchase CERFs from time to time with different expiration dates.

The liquidity of the Shares may be affected by the withdrawal from participation of Authorized Participants..., page 15

24. Please expand the disclosure to clarify why withdrawal of one or more Authorized Participants could decrease liquidity of the Shares.

Exchange position limits and other rules may restrict the creation of
Baskets and the operation of the Investing Pool, page 17

25. Please advise us whether you expect to know the result of your application for exemption from the position limits prior to effectiveness. If not, please disclose in the risk factor how the inability to obtain such an exemption will impact this offering.

There may be conflicts of interest between you and the Sponsor and its affiliates, page 18

26. Please revise the header to include the specific conflict relating to trading by the sponsor and its affiliates for their own accounts.

The Index and the GSCI-ER, page 25

27. Please revise to clarify your reference to the GSCI. Identify and briefly describe the various indices that Goldman Sachs has developed under the GSCI banner and explain the difference between the GSCI and the other published indices. Also, please clearly state the relevance of the GSCI-ER and GSCI-TR to investors in this offering.

28. We note your disclosure regarding the GSCI-ER in the first paragraph on page 26. Please provide a more detailed explanation of the following:

 the GSCI-ER rolling process; and

 the likelihood and extent of discounts or premiums resulting from the rolling process.

Composition of the GSCI, page 27

29. The tenth eligibility criterion may be difficult for an investor to understand. Please revise to more clearly explain the meaning of
"reference percentage dollar weight," "contract production weight" and "daily contract reference price."

30. Please describe any limits on the ability of the Index Sponsor to adjust the contracts in the GSCI during the year. Indicate whether the Index Sponsor must receive approval from the Policy Committee for any such adjustments. Also, please disclose how an investor will be notified of changes made to the GSCI by the Index Sponsor.

Contract Expirations, page 30

31. Please revise to clarify the impact, if any, on weighting of the
GSCI in the event a trading facility deletes one or more contract expirations. Also describe any impact on the value of the GSCI-
ER.

Total Dollar Weight of the GSCI, page 30

32. Please tell us the difference between the calculation of total dollar weight and the calculation of contract daily return.

33. Please describe the circumstances under which a trading facility might fail to make a daily contract reference price available. Also, please discuss the factors that might cause the Index Sponsor to conclude that a contract reference price reflects manifest error.

Business of the Trust and the Investing Pool, page 33

34. Please describe the CERFs in more detail. Provide an analysis of whether the CERFs are securities for purposes of the federal securities laws. Also, please tell us why an Authorized
Participant
would purchase shares of iShares when it has already purchased the CERFs directly.

35. Please expand your disclosure regarding the potential for the value of the new CERFs into which the Investing Pool`s positions will be rolled to be different from the value of the expiring CERFs. In particular, what circumstances would be likely to cause a difference in values and what is the likelihood that such differences would be material. In addition, please clarify why a change in the value of the underlying CERFs would not have a material effect on the value of the shares.

Investment Objective of the Trust and the Investing Pool, page 34

36. Refer to the last paragraph under this heading. Please revise to explain the basis for your statement that the price of Shares sold to retail investors is expected to be less than the prices of currently existing means to invest in physical commodities or futures contracts on physical commodities.

Valuation of CERFs; Computation of Trust`s Net Asset Value, page
35

37. We note that the daily settlement price for the CERF is established by the CME. Please discuss the historical correlation, if any, between the daily settlement price for the CERF and the contract daily return of the GSCI-ER.

Trust Expenses, page 35

38. Please disclose all expenses that will be paid by the Trust and would therefore cause the return on the shares to differ from the return on the Index. Please include similar disclosure on page
39.

Creation of Baskets, page 37

39. Please discuss how and when you will determine the type and amount of consideration required to purchase a Basket. Indicate how you will communicate that pricing information to the Authorized Participants. Provide similar disclosure with respect to the Basket
Amount for redemptions.

40. Please disclose, if accurate, that an Authorized Participant that delivers CERFs as consideration must also pay cash in amount sufficient to fund the margin account on such CERFs.

41. Please disclose the circumstances in which the Trustee would accept only cash as consideration for a basket and not require the Authorized Participant to pay additional issuance costs.

Trust Expenses, page 39

42. Please describe and quantify all of the Trust`s expenses, including those that will be assumed by the Sponsor. Also, please disclose the basis for the Sponsor`s obligation to pay the Trust`s expenses and indicate whether the Sponsor has the discretion to terminate any such agreement.

Glossary, page 43

43. Please advise us whether the "Basket Amount" will equal the product of NAV and 50,000.

44. Please expand your definitions of "Index" and "GSCI-ER" to explain how each is calculated.

Break-Even Analysis, page 48

45. Please disclose the basis of your estimate in footnote 4.

Plan of Distribution, page 57

46. Please identify all Authorized Participants known to you as of the time of effectiveness of this registration statement that will participate in the initial offering.

47. Please advise us how you will update the prospectus to reflect the participation of new underwriters.

48. We note that Authorized Participants must be registered broker-dealers, may break down Baskets to sell to investors and may charge such investors commissions in connection with such sale. Please revise the disclosure to state that Authorized Participants that purchase baskets in order to distribute to their customers will be underwriters.

49. Please advise us whether the Initial Purchaser and Authorized
Participants acting as underwriters will seek NASD approval with respect to underwriter compensation.

50. Please disclose that you have entered into the Distribution
Agreement with the Initial Purchaser and indicate the date of the agreement. Also, please describe any material terms that you have not already disclosed.

51. Refer to the last paragraph on page 57. Please explain how the activities of the Initial Purchaser will be distinct from those of an
Authorized Participant.

52. Please discuss in more detail the distribution of shares by Authorized Participants to other investors. Disclose the method of distribution and the price at which those shares will be sold.

53. Please disclose the information required by Item 508(e) of Regulation S-K with respect to the shares sold to the Initial
Purchaser and to Authorized Participants.

Experts, page 60

54. Please revise to identify the auditor for the financial statements of the Investing Pool.

Part II

Exhibits

55. Please file copies of your opinions or provide us with drafts so that we have an opportunity to review them. Please also file any material agreements required to be filed under Item 601 of Regulation
S-K.

*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.


	You may contact Josh Forgione at (202) 551-3431 or Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters.  Please contact Michael McTiernan, Special Counsel, at
(202)
551-3852, or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director


cc:	Edward J. Rosen

BGI's Product Management Team
iShares GSCI Commodity-Indexed Trust
September 15, 2005
Page 9